UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-24431

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

InkSure Technologies, Inc.
Full Name of Registrant

____________________
Former Name if Applicable

589 Fifth Avenue, Suite 401
Address of Principal Executive Office (Street and Number)

New York, NY  10017
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In April 2012, one of the registrant’s major customers informed the registrant that it may not continue to purchase the registrant’s products at the same level as before, or at all. In addition, the registrant has experienced a reduction in orders from two other large customers during the quarter ended March 31, 2012.  The loss of any of these customers, or the sustained continuation of their reduced levels of business, which accounts for a significant portion of the registrant’s revenues, would adversely affect the registrant’s business, operating results and financial condition. The registrant is in the process of trying to ascertain these customers’ plans in the near term, as any further reduction in revenues from these customers could raise substantial doubt about the registrant’s ability to continue its operations as a going concern.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David (Dadi) Avner (646) 233-1454
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the three months ended March 31, 2012, the registrant expects to disclose that approximately 5% of its revenues were earned from one of the registrant’s major customers as described above compared with 46% in the three months ended March 31, 2011 and that it experienced decreased revenues from two other large customers. The decrease in revenues from these customers was the main reason to for a decrease in the registrant’s total revenues from $868 for the three months ended March 31, 2011 to $209 for the three months ended March 31, 2012.

The loss of these customers, or any substantial portion of such customer’s business, which accounts for a significant portion of the registrant’s revenues, would adversely affect the registrant’s business, operating results and financial condition.  In the event that the customers inform the registrant that they will not be able to purchase the registrant’s products at the same level as before, or at all, the registrant would need to provide disclosures regarding its business operations and liquidity and capital resources to reflect a potential decrease in total future revenues or even substantial doubt as to the registrant’s ability to continue its operations as a going concern.

InkSure Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14 , 2012	By:	/s/ Tal Gilat
Tal Gilat President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).